

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

Ashton J. Ryan, Jr.
Chairman, President and Chief Executive Officer
First NBC Bank Holding Company
210 Baronne Street
New Orleans, Louisiana 70112

> Re: **First NBC Bank Holding Company**
> **Registration Statement on Form S-1**
> **File No. 333- 187787**
> **Filed April 8, 2013**

Dear Mr. Ryan:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 27. Fair Value of Financial Instruments, F-50

1. Please consider disclosing the fair value information related to nonrecurring measurements in a tabular format in your next amendment similar to your disclosure of assets and liabilities measured at fair value on a recurring basis on page F-51.

2. While we note your narrative discussing the fair value category for your major asset and liabilities, please revise your next amendment to include the disclosure requirements of ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. Please specifically quantify the assets and liabilities included in each level of the fair value hierarchy and consider providing in a tabular format as an extension of the table on page F-53.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at 202-551-3321 or John Nolan, Senior Assistant Chief Accountant at 202-551-3492, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel